

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

William A. Zartler
Chief Executive Officer
Solaris Water, Inc.
9811 Katy Freeway, Suite 700
Houston, Texas 77024

> **Re: Solaris Water, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 3, 2021**
> **CIK 0001865187**

Dear Mr. Zartler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 47

1.   Your revised disclosure on page 47 regarding your exclusive forum provision is not consistent with your disclosure regarding your exclusive forum provision on page 120. Please revise or advise.

Dividend Policy, page 57

2.   You disclose that you expect to pay a quarterly cash dividend on your Class A common stock commencing after completion of the offering. Please revise your disclosure here

and elsewhere, as appropriate, to describe the limitations on your ability to pay dividends under your existing credit agreement. In this regard, we note the restrictions on such payments contained in Section 6.08 of your second amended and restated credit agreement. Please also disclose whether your dividend policy will be reflected in any written policies of the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Requirements, page 72

3.   We note your response to prior comment 10 and reissue the comment. Please revise to describe all material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Refer to Item 303(b)(1)(ii) of Regulation S-K.

Certain Relationships and Related Party Transactions
Tax Receivable Agreement, page 110

4.   In describing the implications of your tax receivable agreement, you state "we expect that the payments we will be required to make under the tax receivable agreement will be substantial." Please disclose estimates of payments and how you intend to fund the required payments under the agreement. Please also tell us how you intend to account for this arrangement at the outset and in subsequent periods, specifically with regard to recognizing and adjusting an accrual for amounts payable under the agreement, and explain your rationale. Please identify the specific authoritative literature that you have considered in formulating your view.

Principal and Selling Stockholders , page 116

5.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by each of your "5% Stockholders." See Instruction 2 to Item 403 of Regulation S-K. Please also provide the same disclosure with respect to the shares beneficially owned by the "Other Selling Stockholders," or tell us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Financial Statements, page F-1

6.   Please update your financial statements and related disclosures throughout your filing to comply with Rule 3-12 of Regulation S-X.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary H. Holmes, Esq.